Exhibit 99.1

DDC Announces Record 2024 Growth and

Strategic Bitcoin Reserve Initiative in

Shareholder Letter by Founder & CEO

Norma Chu

NEW YORK--(BUSINESS WIRE)-- DDC Enterprise Ltd. (NYSEAM: DDC), today released its 2024 full year results alongside a Shareholder Letter from Founder, Chairwoman, and CEO Norma Chu, underscoring the company’s positive financial performance and unveiling a pioneering Bitcoin accumulation strategy poised to redefine long-term value creation.

To Our Valued Shareholders,

2024 was a year of transformative growth and strategic milestones for DDC. I am thrilled to share that we not only met our financial forecasts but exceeded expectations, delivering strong performance across key metrics while laying the groundwork for an even more exciting future. As we enter 2025, our momentum is accelerating, driven by disciplined execution and a bold new chapter in our corporate strategy.

2024 Financial & Operational Highlights

●	Revenue Growth: USD 37.4 million, a 33% year-over-year increase, propelled by the strategic acquisition of U.S. brands and sustained resilience in our core China operations.

●	Margin Expansion: Gross profit margin improved to 28.4%, up from 25.0% in 2023, reflecting stringent supply chain optimization and cost discipline.

●	Path to Profitability: Adjusted EBITDA with loss narrowed to USD 3.5 million (or USD 2 million excluding non-recurring expenses), with our China business generating positive EBITDA for the full year.

●	Strengthened Balance Sheet: Shareholders’ equity surged 33% to USD 11.3 million, supported by debt conversion and equity issuances. Cash, cash equivalents and short-term investments are estimated at $23.6 million as of March 31, 2025.

Our team’s relentless focus on operational efficiency and strategic reinvestment has positioned DDC as a leaner, more agile organization, ready to capitalize on emerging opportunities.

2025: A Year of Strategic Acceleration

Building on 2024’s foundation, we are well-positioned to achieve positive adjusted EBITDA in 2025, fueled by two transformative initiatives:

1.	China Joint Venture (JV): Our recently announced JV partnership is projected to contribute USD 3 million in annual net profit each year over the next five years.

2.	Bitcoin Reserve Strategy: We are embarking on a pioneering initiative to position DDC at the forefront of digital asset innovation with laser-focused execution on Bitcoin accumulation.

The Bitcoin Opportunity: A Vision for the Future

I am exceptionally enthusiastic to announce DDC’s Bitcoin Accumulation Strategy, a cornerstone of our long term value creation plan. Bitcoin’s unique properties as a store of value and hedge against macroeconomic uncertainty align perfectly with our vision to diversify reserves and enhance shareholder returns.

Our Commitment:

Immediate execution of a 100 BTC acquisition, with a target to accumulate 500 BTC within six months and 5,000 BTC within 36 months.

A dedicated treasury management team and newly expanded crypto-native advisory board will oversee this strategy, ensuring disciplined, risk-aware accumulation.

This initiative underscores our confidence in blockchain technology’s transformative potential and our commitment to pioneering corporate financial strategies.

Looking Ahead

As founder and CEO, I am more optimistic than ever about DDC’s trajectory. Our 2024 results demonstrate our ability to scale efficiently, while our 2025 initiatives—particularly our Bitcoin strategy—reflect a forward-thinking approach to value creation. We are not merely adapting to the future; we are shaping it.

To our shareholders: Thank you for your unwavering trust. Together, we are building a company defined by innovation, resilience, and bold ambition.

Sincerely,

Norma Chu

Founder, Chairwoman & CEO

DDC Enterprise Limited

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about our Bitcoin strategy, performance of JVs, NYSE and SEC compliance, estimated revenue, margins, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investors:

Jeff Ervin

jeffervin@daydaycook.com

Source: DDC Enterprise, Ltd.